FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 001-15266

BANK OF CHILE

(Translation of registrant’s name into English)

Ahumada 251
Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

BANCO DE CHILE
REPORT ON FORM 6-K

Attached is an English translation of a letter distributed by the Bank of Chile with the Chilean Superintendency of Banks, Chilean Superintendency of Securities and Insurance and local Stock Exchanges, informing them the date and matters to be addressed by the next Ordinary Shareholders Meeting and Extraordinary Shareholders Meeting, to be held on March 26, 2015. The same information contained in this letter shall also be published in the Chilean newspaper “El Mercurio”, on March 9, 16 and 23, 2015.

Santiago, March 5, 2015.

Mr. Eric Parrado Herrera

Superintendent of Bank and

Financial Institutions

Present

Mr. Superintendent:

I inform you that the Board of Directors of Banco de Chile agreed to summon to an Ordinary Shareholders Meeting to be held on the 26th of March, 2015 at 10:00 hours, at the Auditorium of Banco de Chile located at 930 Huérfanos street, Santiago, in order to address the following matters:

a)                                    Approval of Annual Report, Balance Sheet, Financial Statement and Report of external auditors of Banco de Chile, for the year 2014;

b)                                    The distribution of the distributable net income for the year ended December 31, 2014 and approval of the Dividend number 203 of Ch$ 3.42915880220 per every “Banco de Chile” share, corresponding to 70% of such distributable net income. Said dividend, if approved, will be payable after such meeting, at the Bank´s principal offices;

c)                                     Directors’ remuneration;

d)                                    Directors and Audit Committee’s remuneration and approval of its budget;

e)                                     Nomination of external auditors;

f)                                      Directors and Audit Committee report;

g)                                     Information with respect of related transactions pursuant Chilean Corporation Law (Ley sobre Sociedades Anónimas);

h)                                    Other matters pertinent to General Ordinary Shareholders Meetings according to Chilean Corporate law and to the Bank’s by-laws.

Likewise, the Board of Directors agreed to summon an Extraordinary Shareholders Meeting to be held on the same date and place than the Ordinary Shareholders meeting and immediately after such Ordinary Shareholder meeting, in order to address the following matters:

•                  Increase the Bank’s capital through the capitalization of 30% of the distributable net income obtained during the fiscal year 2014, through the issuance of fully paid-in shares, of no par value, with a value of Ch$ 65.31 per share which will be distributed among the shareholders in the proportion of 0.02250251855 fully paid-in shares for each share, and to adopt the agreements that are necessary in this regard, subject to the exercise of the options established in article 31 of  Law 19,396;

•                  Amend the Fifth Article of the by-laws, related to the capital and shares of the Bank and the First Transitory Article of the by-laws;

•                  Adopt the agreements necessary to legalize and execute the agreed upon amendments of the by-laws.

Sincerely,

Arturo Tagle Quiroz

Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 5th, 2015

Banco de Chile

/s/ Arturo Tagle Q.
	By:	Arturo Tagle Q.
CEO